BLUE OWL CAPITAL INC.

399 Park Avenue, 38th Floor

New York, NY 10022

October 27, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Tonya K. Aldave

Re:	Blue Owl Capital, Inc.
Registration Statement on Form S-1
Filed October 18, 2021
File No. 333-260314

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Blue Owl Capital Inc. (the “Registrant”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement on Form S-1 so that it will become effective at 9:00 am, Eastern Time, on October 29, 2021 or as soon as practicable thereafter.

In connection with the foregoing request for acceleration of effectiveness, the Registrant hereby acknowledges the following:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•

should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Philippa Bond, P.C. at (310-552-4222) or H. Thomas Felix (310-552-4234) of Kirkland & Ellis LLP with any questions you may have regarding this request. In addition, please notify Ms. Bond or Mr. Felix by telephone when this request for acceleration has been granted.

BLUE OWL CAPITAL, INC.

By:	/s/ Alan J. Kirshenbaum
Name:	Alan J. Kirshenbaum
Title:	Chief Financial Officer